Exhibit 99.1

Skyline Builders Group Holding Limited to Change Ticker Symbol to “KAZR” Ahead of Expected Combination with Cove Kaz

Ticker Change Effective June 17, 2026, Reflects the Company’s Pending Combination With Cove Kaz Capital Group LLC.

GRAND CAYMAN, CAYMAN ISLANDS, June 16, 2026 (GLOBE NEWSWIRE) -- Skyline Builders Group Holding Limited (Nasdaq: SKBL) today announced it will change its Nasdaq ticker symbol from SKBL to KAZR, effective June 17, 2026, in anticipation of its pending business combination with Cove Kaz Capital Group LLC (“Cove Kaz”), a U.S.-backed critical minerals development company focused on advancing strategic resource projects in Kazakhstan. The company previously announced the signing of the transaction agreement with Cove Kaz on April 30, 2026. Upon completion of the business combination, which is expected to close before the end of the year, subject to regulatory approvals and customary closing conditions, the combined company plans to operate under the name “Kaz Resources Inc.”

The ticker change reflects the company’s goal to become a highly strategic supplier of critical minerals with a focus on supplying customers in the United States preferentially over customers in other regions to ensure that US customers have access to the critical materials they require. Upon completion of the merger, the combined company will operate as Kaz Resources Inc. and continue to trade on Nasdaq under the ticker symbol ‘KAZR’. If and when the business combination is completed, shareholders currently holding shares of SKBL will hold shares of Kaz Resources Inc. upon closing, with no action required in connection with the ticker symbol change.

“We are pleased to take this step as we move toward closing the combination with Cove Kaz,” said Paul Mann, Executive Chairman of Skyline Builders Group Holding Limited. “This ticker change reflects the exciting future ahead for our shareholders as we join forces with a company at the forefront of the development of critical material supply chains.”

ABOUT THE TICKER CHANGE

The ticker symbol change from SKBL to KAZR will be effective on Nasdaq on June 17, 2026. No action is required by current SKBL shareholders in connection with this change. The ticker change does not affect the terms or timing of the pending merger between SKBL and Cove Kaz. The merger remains subject to customary closing conditions, including the effectiveness of the registration statement on Form S-4 and required regulatory approvals and is expected to close before the end of 2026. There can be no assurance that the proposed transaction will be consummated or as to the timing of any such consummation.

ABOUT SKYLINE BUILDERS GROUP HOLDING LIMITED

Skyline Builders Group Holding Limited (NASDAQ: SKBL) is a Cayman Islands exempted company with limited liability with its main assets focused on the construction industry in Asia. In the third quarter of 2025, a group of US investors, led by American Ventures, took control of SKBL via a significant cash injection with a goal to divest of the legacy Asian construction business and acquire assets in the critical material supply chain. SKBL seeks to become a highly strategic supplier of critical minerals and nuclear fuels and will focus on supplying customers in the United States preferentially over customers in other regions to ensure that US customers have access to the critical materials they require. In November 2025, SKBL announced that it had subscribed for an approximate 20% membership interest in an LLC involved in the critical materials supply chain. In April 2026, SKBL announced a Transaction Agreement to effect a business combination with Cove Kaz, a U.S.-backed critical minerals development company focused on advancing strategic resource projects in Kazakhstan.

ABOUT COVE KAZ CAPITAL GROUP LLC

Cove Kaz Capital Group LLC is a U.S.-backed critical minerals development company focused on advancing strategic resource projects in Kazakhstan. On February 13, 2026 the company signed a sale purchase agreement to acquire a 70% controlling interest in Severniy Katpar LLP, a joint venture with Kazakhstan’s national mining company Tau-Ken Samruk, which retains the remaining 30%.

Through this partnership, Cove Kaz will be developing the Northern Katpar and Upper Kairakty tungsten deposits, among the largest undeveloped tungsten resources globally. The project is advancing through feasibility, permitting, and development toward commercial production, with the objective of establishing a long-term, secure supply of tungsten to support critical industrial and defense applications in the United States and allied markets.

In addition, Cove Kaz holds a 75% interest in the Akbulak rare earth project in a joint venture with Qazgeology, a subsidiary of Kazakhstan’s national mining company Tau-Ken Samruk, further strengthening its position in building integrated, diversified critical minerals supply chains. Together, these assets position Cove Kaz as a key participant in the development of reliable, independent sources of strategically important materials outside of China. For more information visit www.kazresources.com.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements that are subject to various risks and uncertainties. These forward-looking statements include statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Skyline Builders Group Holding Limited

Investor Relations Department

Email: ir@skylinebuilders.cc